Via Facsimile and U.S. Mail
Mail Stop 6010

March 26, 2009

David P. Jones
Chief Financial Officer
Team Finance LLC
1900 Winston Road, Suite 300
Knoxville, TN 37919

Re: Team Finance LLC
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 11, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
File Number: 333-132495

Dear Mr. Jones:

        We have completed our review of your above Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief